October 18, 2024

Edward King
Co-Chief Executive Officer
K&F Growth Acquisition Corp. II
1219 Morningside Drive, Suite 110
Manhattan Beach, CA 90266

       Re: K&F Growth Acquisition Corp. II
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 2, 2024
           CIK No. 0002029976
Dear Edward King:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 24, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted October 2, 2024
Summary, page 1

1. We note your response to prior comment 4, including your deletion of the reference to the cashless exercise of the private placement warrants on page 8. Please further revise the disclosures outside of the table to clarify that any private placement warrants may be exercised on a cashless basis.
Appointment and removal of directors..., page 26

2. We note your response to prior comment 6 and reissue. Please expand your disclosure here, and elsewhere as appropriate, including your risk factor on page 49, to also
 October 18, 2024
Page 2

       explain the number of public shares needed if a special resolution is required to approve the initial business combination, including if you assume that only the number of shares representing a quorum vote their shares.
Summary of Risk Factors, page 46

3. We note your response to prior comment 9 and partially reissue. Please expand your disclosure to add a summary risk factor highlighting the risks related to the non-
       managing sponsor investors' expression of interest, as you explain on page 84.
We may issue additional Class A ordinary shares or preference shares, page 65

4. We note your response to prior comment 10 and partially reissue. Please expand your disclosures to clearly disclose the impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO.
Risk Factors
Risks Relating to Our Management Team, page 80

5. We note your response to prior comment 12 and reissue. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise. Address the consequences of such removal to the company's ability to consummate an initial business combination, including that any replacement sponsor could have
       difficulty finding a target.
Our Sponsor, page 114

6. We note your response to prior comment 15 and partially reissue. As applicable, please explain whether or how the transfer restrictions disclosed on pages 117-
       118 relate to the non-managing sponsor investors' expression of interest.
General

7. We note your response to prior comment 23 and reissue, because it remains unclear whether the non-managing sponsor investor's membership interests are subject to any transfer restrictions. For example, your revisions to disclosures on page 25 and elsewhere continue to refer to "certain limited circumstances" in which transfers are permitted but do not specify the circumstances or clarify the parties to which they apply. In addition, your disclosure in the Principal Shareholders section under
       "Restrictions on Transfers of Founder Shares and Private Placement Units" appears to address only transfer restrictions applicable to (i) the founder shares and any Class A ordinary shares issuable upon conversion and (ii) the private placement units
       (including their component securities and the Class A ordinary shares issuable upon exercise of the private placement warrants), rather than the membership interests in the sponsor.
 October 18, 2024
Page 3

        Please contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   David E. Fleming